UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Bitauto Holdings Limited

(Name of Issuer)

Ordinary Shares, Par Value US$0.00004 Per Share1

(Title of Class of Securities)

091727 1072

(CUSIP Number)

November 16, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

[1]	Not for trading, but only in connection with the registration of American Depositary Shares each representing one (1) ordinary share.
[2]	This CUSIP number applies to the Issuer’s American Depositary Shares.

Page 2 of 7 Pages

1.	NAMES OF REPORTING PERSONS LC Fund II I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,176,235 ordinary shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,176,235 ordinary shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,235 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]

All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

Page 3 of 7 Pages

1.	NAMES OF REPORTING PERSONS Right Lane Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,176,235 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,176,235 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,235 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]

All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

Page 4 of 7 Pages

1.	NAMES OF REPORTING PERSONS Legend Holdings Limited I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,176,235 ordinary shares
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,176,235 ordinary shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,176,235 ordinary shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.23%[1]
12.	TYPE OF REPORTING PERSON (see instructions) CO

[1]

All percentages are based on 41,340,890 Shares issued and outstanding as of September 30, 2012 (exclusive of 300,000 Shares issued to the Company’s depositary in anticipation of future exercise of equity awards), as reported in the Company’s unaudited results for the nine months ended September 30, 2012, as reported in the Company’s Report on Form 6-K, dated November 9, 2012.

Page 5 of 7 Pages

This Amendment No. 2 amends and restates in its entirety the Schedule 13G previously filed by LC Fund II, Right Lane Limited and Legend Holdings Limited (together with all prior and current amendments thereto, this “Schedule 13G”)

Item 1.	(a)	Name of Issuer

Bitauto Holdings Limited

	(b)	Address of Issuer’s Principal Executive Offices

New Century Hotel Office Tower, 6/F No. 6 South Capital Stadium Road Beijing, 100044 The People’s Republic of China

Item 2.	(a)	Name of Person Filing

LC Fund II Right Lane Limited Legend Holdings Limited

	(b)	Address of the Principal Office or, if none, residence

LC Fund II:

10/F, Tower A, Raycom InfoTech Park

No. 2 Kexueyuan Nanlu, Zhongguancun

Haidian District, Beijing 100080

The People’s Republic of China

Right Lane Limited:

Suites 2701-03, One Exchange Square, Central, Hong Kong

Legend Holdings Limited:

10/F, Tower A, Raycom InfoTech Park

No. 2 Kexueyuan Nanlu, Zhongguancun

Haidian District, Beijing 100080

The People’s Republic of China

	(c)	Citizenship

LC Fund II is a Cayman Islands company; Right Lane Limited is a Hong Kong company; and Legend Holdings Limited is a PRC company.

	(d)	Title of Class of Securities

Ordinary shares, par value $0.00004 per share

	(e)	CUSIP Number

091727 107[1]

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

Not applicable.

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing one (1) ordinary share.

Page 6 of 7 Pages

Item 4.	Ownership:

The information required by Items 4(a)–(c) is set forth in Rows 5-11 of the cover page hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

LC Fund II is the record owner of 2,176,235 ordinary shares of the Issuer. LC Fund II is 63.46% owned by Right Lane Limited, which is wholly owned by Legend Holdings Limited. Right Lane Limited and Legend Holdings Limited may be deemed to beneficially own all of ordinary shares beneficially owned by LC Fund II in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder.

Item 5.	Ownership of Five Percent or Less of a Class:

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Controlling Person:

Not applicable

Item 8.	Identification and Classification of Members of the Group:

Not applicable

Item 9.	Notice of Dissolution of Group:

Not applicable

Item 10.	Certification:

Not applicable

Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 1, 2013

LC Fund II	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Right Lane Limited	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

Legend Holdings Limited	By:	/s/ Hao Chen
	Name:	Hao Chen
	Title:	Authorized Signatory

LIST OF EXHIBITS

Exhibit No.	Description

A	Joint Filing Agreement